Exhibit 99.1
GRAVITY Co., Ltd.
Financial Statements
December 31, 2005 and 2004

GRAVITY Co., Ltd.
Index
December 31, 2005 and 2004

Page(s)
Report of Independent Auditors	1~2

Non-consolidated Financial Statements

Balance Sheets	3

Statements of Operations	4

Statements of Appropriation of Retained Earnings	5

Statements of Cash Flows	6~7

Notes to Non-consolidated Financial Statements	8 ~ 38

Report on the Review of Internal Accounting Control System	39~40

A member firm of
Samil PricewaterhouseCoopers

www.samil.com
Kukje Center Building
191 Hangangno 2-ga, Yongsan-gu
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)
Report of Independent Auditors
To the Shareholders and Board of Directors of
GRAVITY Co., Ltd.
We have audited the accompanying non-consolidated balance sheets of GRAVITY Co., Ltd. (“the Company”) as of December 31, 2005 and 2004, and the related non-consolidated statements of operations, appropriation of retained earnings and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. as of December 31, 2005 and 2004, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Without qualifying our opinion, we draw your attention to the following matters.
As discussed in Notes 23 and 24 to the accompanying non-consolidated financial statements, the Company restated its financial statements as of and for the year ended December 31, 2004, to reflect the embezzlement by the former chairman as discovered during the financial investigation made after the change of major shareholders on August 30, 2005.
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Samil PricewaterhouseCoopers
As discussed in Notes 2 and 24 to the accompanying non-consolidated financial statements, the Company changed its depreciation method for a certain property and equipment from declining-balance method to straight-line method. In addition, the Company changed the estimated useful lives of a certain property and equipment, and intangible assets. The effect of the change of depreciation method was applied retroactively and prior year financial statements were restated. The effect of the change in estimated useful lives was applied prospectively beginning 2005.
Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
March 24, 2006

This report is effective as of March 24, 2006, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY Co., Ltd.
Balance Sheets
December 31, 2005 and 2004

(in thousands of Korean won)	2005		2004
Assets
Current assets
Cash and cash equivalents (Notes 3 and 20)	~~W~~	24,798,762	~~W~~	15,821,935
Short-term financial instruments (Notes 3 and 20)		59,810,519		8,900,000
Available-for-sale securities (Note 4)		—		496,313
Trade accounts receivable (Notes 19 and 20)		4,284,507		5,921,976
Short-term loans receivable (Notes 7 and 20)		—		121,599
Due from former chairman (Notes 19 and 23)		—		7,482,139
Other accounts receivable (Note 20)		4,847,293		308,060
Advance payments (Note 12)		1,436,450		713,177
Prepaid income taxes		1,140,848		500,156
Current deferred income tax assets (Note 17)		1,831,495		—
Other current assets (Note 5)		1,050,541		289,149

Total current assets		99,200,415		40,554,504
Equity method investments (Note 6)		8,704,825		1,654,519
Long-term loans receivable (Notes 6, 7 and 20)		198,429		45,666
Guarantee deposits		2,701,608		3,915,510
Non-current deferred income tax assets (Note 17)		6,000,432		2,071,203
Investments in real properties (Notes 8, 9 and 22)		8,099,137		—
Property and equipment (Note 8)		7,856,327		12,749,407
Intangible assets, net (Note 10)		9,345,386		4,435,542
Other non-current assets		1,476,104		940,995

Total assets	~~W~~	143,582,663	~~W~~	66,367,346

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (Notes 19 and 20)	~~W~~	11,135,938	~~W~~	2,827,137
Deferred income (Note 12)		4,859,340		4,821,194
Withholdings		1,166,721		28,070
Advance received		344,200		70,109
Income tax payable		693,946		693,946
Leasehold deposit received		65,000		2,000,000

Total current liabilities		18,265,145		10,440,456
Long-term deferred income (Note 12)		3,211,656		1,946,113
Other long-term accounts payable (Note 20)		134,743		1,062,543
Accrued severance benefits, net (Note 11)		—		817,038

Total liabilities		21,611,544		14,266,150

Commitments and contingencies (Note 12)
Shareholders’ equity
Common stock (Notes 1 and 13)		3,474,450		2,774,450
Paid in capital in excess of par value (Note 13)		73,255,073		2,117,831
Retained earnings		43,860,442		47,311,567
Capital adjustments (Note 14)		1,381,154		(102,652)

Total shareholders’ equity		121,971,119		52,101,196

Total liabilities and shareholders’ equity	~~W~~	143,582,663	~~W~~	66,367,346

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Operations
Years Ended December 31, 2005 and 2004

(in thousands of Korean won, except per share amounts)	2005		2004
Revenues (Notes 19, 23 and 24)	~~W~~	49,259,407	~~W~~	58,895,078
Cost of sales (Note 19)		14,196,825		8,427,281

Gross profit		35,062,582		50,467,797

Selling and administrative expenses (Note 16)		36,944,086		16,076,856

Operating income (loss)		(1,881,504)		34,390,941

Non-operating income
Interest income		2,886,500		502,813
Gain on foreign exchange transactions		464,723		324,389
Gain on foreign exchange translation (Note 20)		62,544		97,452
Gain on foreign currency forward contract transactions		1,032,700		—
Earnings from equity method investments (Note 6)		206,432		—
Miscellaneous income		16,911		75,071

		4,669,810		999,725

Non-operating expenses
Interest expense		77,356		78,556
Loss on foreign exchange transactions		1,044,836		896,805
Loss on foreign exchange translation (Note 20)		84,490		146,784
Loss on disposal of property and equipment		277,486		551
Loss on retirement of property and equipment		76,327		—
Loss from equity method investments (Note 6)		3,188,547		121,181
Loss on foreign currency forward contract transactions		1,885,402		—
Loss from breach of contract		227,348		—
Miscellaneous losses		19,215		11,007

		6,881,007		1,254,884

Income (loss) before income tax		(4,092,701)		34,135,782

Income tax expense (benefit) (Note 17)		(641,576)		4,977,238

Net income (loss)	~~W~~	(3,451,125)	~~W~~	29,158,544

Per share data (In Won) (Note 18)
Ordinary income (loss) per share	~~W~~	(507)	~~W~~	5,255
Earnings (loss) per share	~~W~~	(507)	~~W~~	5,255
The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Appropriation of Retained Earnings
Years Ended December 31, 2005 and 2004

(in thousands of Korean won)	2005		2004
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	47,311,567	~~W~~	12,523,705
Cumulative effect of an accounting change (Note 24)		—		999,748
Prior period adjustments (Note 24)		—		4,629,570
Net income (loss)		(3,451,125)		29,158,544

		43,860,442		47,311,567

Appropriation		—		—

Unappropriated retained earnings carried forward to subsequent year	~~W~~	43,860,442	~~W~~	47,311,567

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

(in thousands of Korean won)	2005		2004
Cash flows from operating activities
Net income (loss)	~~W~~	(3,451,125)	~~W~~	29,158,544

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation		3,309,422		1,226,766
Amortization of intangible assets		2,522,463		829,015
Loss on foreign exchange translation		64,715		144,661
Loss on retirement of property and equipment		76,327		—
Provision for severance benefits		1,168,166		807,136
Losses from equity method investments		3,188,547		318,581
Loss on disposal of tangible assets		277,486		551
Compensation expenses associated with stock options		1,623,417		9,100
Gain on foreign exchange translation		(62,169)		(82,398)
Earnings from equity method investments		(206,432)		—
Payment of severance benefits		(2,207,787)		(125,624)
Others		(2,448)		(7,699)

Changes in
Trade accounts receivable		1,632,721		(2,019,332)
Other accounts receivable		(4,539,146)		(37,587)
Due from former chairman		7,482,139		—
Advance payments		(723,272)		(706,697)
Prepaid income taxes		(640,692)		119,221
Current deferred income tax assets		(1,831,495)		—
Other current assets		(755,435)		322,600
Long-term prepaid expenses		(41,066)		88,161
Non-current deferred income tax assets		(3,910,876)		(1,273,815)
Accounts payable		8,369,892		1,451,215
Advance received		274,091		22,678
Deferred income		38,145		1,958,078
Withholdings		1,138,651		(21,758)
Income tax payables		—		61,098
Long-term deferred income		1,265,543		(1,052,154)
Long-term accounts payable		(927,800)		4,333
Retirement insurance deposits		222,583		(151,216)

Net cash provided by operating activities		13,354,565		31,043,458

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

(in thousands of Korean won)	2005		2004
Cash flows from investing activities
Disposal of available-for-sale securities	~~W~~	3,499,999	~~W~~	15,159,616
Redemption of short-term loans receivables		167,265		426,361
Decrease in guarantee deposits		3,802,425		—
Increase in leasehold deposit received		65,000		2,500,000
Redemption of long-term loans receivables		—		182,964
Acquisition of short-term financial instruments		(50,969,495)		(7,300,000)
Acquisition of available-for-sale securities		(2,999,999)		(15,060,947)
Payment for short-term loans receivable		—		(415,930)
Acquisition of equity method investments		(9,342,500)		(1,763,994)
Payment for long-term loans receivable		(1,050,000)		(124,220)
Increase in guarantee deposits		(2,588,523)		(34,055)
Decrease in leasehold deposit received		(2,000,000)		(500,000)
Acquisition of property and equipment		(6,915,082)		(9,981,750)
Acquisition of intangible assets		(7,434,265)		(3,406,135)
Others		(449,805)		136,862

Net cash used in investing activities		(76,214,980)		(20,181,228)

Cash flows from financing activities
Proceeds from offering shares		71,837,242		—
Repayment of capital lease liabilities		—		(103,694)

Net cash provided by (used in) financing activities		71,837,242		(103,694)

Net increase in cash and cash equivalents		8,976,827		10,758,536
Cash and cash equivalents
Beginning of year		15,821,935		5,063,399

End of year	~~W~~	24,798,762	~~W~~	15,821,935

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
1. The Company
GRAVITY Co., Ltd. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe.
The Company maintains a single business segment which is developing online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a multi-player online role-playing game, was commercially launched in August 2002.
The Company founded Gravity Interactive, LLC (“Interactive”), a wholly owned US-based subsidiary and has acquired 100% of the voting shares of Gravity Entertainment Corp., a Japanese subsidiary. In 2005, the Company acquired 88.15% of the voting shares of Trigger Soft Corp., a game developer of the “R.O.S.E. Online” serviced by the Company and 96.1% of the voting shares of Neo Cyon, Inc.
On February 8, 2005, in an initial public offering, the Company registered 8,000,000 shares of American Depository Shares (“ADS”) on the NASDAQ in the United States of America. Of the total shares registered, the Company sold 5,600,000 shares ADSs, and the existing shareholders sold 2,400,000 ADSs. Four ADS are equivalent to one common share.
As of December 31, 2005, the total paid-in capital amounts to ~~W~~3,474 million.
The Company’s major shareholders and their respective percentage of ownership as of December 31, 2005, are as follows:

		Percentage of
	Number of shares	ownership (%)
EZER, Inc.	3,640,619	52.39
KTB Network	64,096	0.92
Kookmin Bank (National Pension Fund)	64,096	0.92
Others	3,180,089	45.77

	6,948,900	100.00

On August 30, 2005, EZER, Inc. (EZER) acquired 52.395% ownership of the Company from Mr. Jung Ryool Kim, the former chairman, and four other shareholders through a stock purchase agreement. EZER is the management company of Asia Star Fund, in which Techno Groove Co., Ltd. has invested purposely to acquire the Company shares through an investment fund agreement made with EZER.

GRAVITY Co., Ltd
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. As SKFAS No. 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements covering periods beginning January 1, 2004. In addition, as SKFAS No. 15, 16 and 17 became effective for the Company on January 1, 2005, the Company adopted these Standards in its financial statements for the year ended December 31, 2005.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Changes in accounting policies

In accordance with SKFAS No. 15, Equity Method, the Company changed its policy in accounting for the earnings from equity-method investments from the net basis to gross basis. This change had no effect on the net income or shareholders’ equity. In accordance with SKFAS No. 16, Deferred Income Taxes, which became effective on January 1, 2005, the Company classified deferred tax assets and liabilities into current and non-current, and within each classification, amounts for deferred tax assets and liabilities are offset against each other and presented as net amount. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity account. The Company’s December 31, 2004 financial statements, presented herein for comparative purposes, were not restated to reflect the said changes.

GRAVITY Co., Ltd
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
Revenue Recognition

Prepaid online game subscriptions are recognized as revenue upon their actual usage.

The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments, which are currently only paid in China, are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales. These royalties, that exceed the guaranteed minimum royalty, are recognized on a monthly basis, as the related revenues are earned by the licensees.

Investments in Securities

The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities, classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to operations and those resulting from available-for-sale securities are charged to capital adjustment, the accumulated amount of which shall be charged to operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on historical collection experience and estimated collectibility of the receivables.

Inventories

The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. And inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method. Inventory valuation loss, if any, is presented as an inventory provision account to reduce the carrying amount to its net realizable value. This inventory valuation loss forms part of cost of sales.

GRAVITY Co., Ltd
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
Investments in Equity Securities

Investments in equity securities of companies, over which the Company exercises a significant control or influence are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over reasonable period and the amortization is charged to investment.

Unrealized gains (losses) arising from sales between the Company and its equity-method investees is eliminated up to the extent of the Company’s ownership. Unrealized gains (losses) arising from sales between the Company and its subsidiaries is fully eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included under the capital adjustment account, a component of shareholders’ equity.

Property and Equipment and Related Depreciation

Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets certain criteria.

GRAVITY Co., Ltd
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated Useful Lives
Buildings	40 years
Computers and other equipment	4 years
Vehicles	4 years
Furniture and fixtures	4 years
Leasehold improvements	2 years
Effective February 8, 2005, upon its initial public offering on the NASDAQ National Market in the United States, the Company changed its depreciation method for property and equipment, except for buildings, from the declining-balance method to the straight-line method (Note 24) and changed its useful lives from the previous five to four or two years in order to agree accounting policy in generally accepted in the Republic of Korea with that in the United States. As a result, depreciation expense for the year ended December 31, 2005, decreased by ~~W~~870 million due to the change in the depreciation method and increased by ~~W~~1,230 million due to the change in the estimated useful lives.

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the asset is reduced to its estimated realizable value by recording an impairment loss charged to current operations and presenting it as a reduction from the said carrying value. However, any recovery of the impaired asset is recorded in current operations and should not exceed the carrying amount of the asset before impairment.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the asset, as follows.

Estimated Useful Lives
Development costs	3 years
Software	3 years
Other intangible assets	3 years
Effective February 8, 2005, upon its initial public offering on the NASDAQ National Market in the United States, the Company changed its estimated useful life for software from the previous five to three years in order to agree accounting policy in generally accepted in the Republic of Korea with that in the United States. As a result of this change, amortization for the year ended December 31, 2005, was approximately ~~W~~1,011 million more than that what would have been reported using the previous estimated useful life.

GRAVITY Co., Ltd
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
Ordinary research and development costs are expensed as incurred. Development costs and acquisition costs for rights to distribute online games directly relating to a new technology or new products with probable future benefits are capitalized as intangible assets. Amortization of development costs is computed using the straight-line method over three years from the commencement of the commercial production of the related products or use of the related technology. Such costs are subject to periodic review of their recoverability. In the event that such amounts are determined to be not recoverable, they are either written down or written off from the accounts.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the asset is reduced to its estimated realizable value by recording an impairment loss charged to current operations and presenting it as a reduction from the said carrying value. However, any recovery of the impaired asset is recorded in current operations and should not exceed the carrying amount of the asset before impairment.

Impairment Loss

An impairment loss related to assets, other than marketable securities, investment securities and assets for which present value discounts are applied, are charged against income from operations when there are declines in fair value arising from obsolescence, physical damage or the significant decline in market value. A subsequent recovery is recorded as non-operating income up to the original book value.

Accrued Severance Benefits and Pension Plan

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to an insurance company. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.

The Company has changed its retirement benefit policy to Defined Contribution Pension Plan (“Plan”) during the current year. Thus, at the end of every month, for the employees with more than one year of continuous service, the Company contributes one twelfth of their monthly salary to the Plan, recorded as pension expense.

Stock Options

The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders’ equity as other capital adjustments.

GRAVITY Co., Ltd
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
Income Tax Expense

Income tax expense consists of current and deferred taxes. Current income tax expenses comprise corporate income tax and resident tax surcharges payable for the current year. In addition to the current income taxes, deferred income taxes are recognized for the tax consequences in the future years of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets arising from net operating losses or temporary differences are recognized only when it is probable that future taxable income will be available against which the deferred tax asset can be utilized.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates in effect at the balance sheet date, and resulting translation gains or losses are recognized in current operations.

Derivatives

Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

GRAVITY Co., Ltd
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
3.	Cash and Cash Equivalents, and Short-Term Financial Instruments

Cash and cash equivalents, and short-term financial instruments as of December 31, 2005 and 2004, consist of the following:
(in thousands of Korean won)

		Annual Interest
	Bank	Rate (% )	2005		2004
Cash and cash equivalents
Cash		—	~~W~~	2,686	~~W~~	6,161
Deposits on demand	Woori Bank and others	0.5 ~ 1.0		22,194,849		15,208,719
Foreign currency deposits	Woori Bank and others	0.01 ~ 0.21		2,601,227		607,055

			~~W~~	24,798,762	~~W~~	15,821,935

Short-term financial instruments
Time deposits	Woori Bank and others	1.8 ~ 4.7	~~W~~	59,810,519	~~W~~	8,000,000
Installment deposits	Woori Bank and others	—		—		900,000

			~~W~~	59,810,519	~~W~~	8,900,000

As of December 31, 2005, cash in banks amounting ~~W~~500,000 thousand is restricted from withdrawal to secure foreign currency forward transactions.

4.	Available-for-Sale Securities

As of December 31, 2004, the Company had the available-for-sale securities amounting to ~~W~~496,313 thousand in the form of beneficiary interest in investment funds marked at their fair value as provided by Citibank Korea. A capital adjustment of ~~W~~3,687 thousand was recorded as unrealized loss from available-for-sale securities. These securities were all disposed of in 2005.

5.	Other Current Assets

Other current assets as of December 31, 2005 and 2004, consist of the following:
(in thousands of Korean won)

	2005		2004
Accrued income	~~W~~	590,427	~~W~~	70,341
Prepaid expenses		439,157		161,406
Inventories		20,957		57,402

	~~W~~	1,050,541	~~W~~	289,149

GRAVITY Co., Ltd
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
6.	Equity Method Investments

Equity method investments as of December 31, 2005 and 2004, consist of the following:
(in thousands of Korean won)

			2005						2004
	Number	Percentage of	Acquisition		Net asset
Investees	of shares	ownership(%)	cost		value		Book value		Book value

Gravity Interactive, LLC.[1]	—	100.00	~~W~~	49,784	~~W~~	681,279	~~W~~	659,498	~~W~~	454,552
Gravity Entertainment Corp.[2]	1,000	100.00		1,763,994		570,505		570,505		1,199,967
Trigger Soft Corp.[3]	113,454	88.15		1,626,737		—		—		—
Neo Cyon, Inc.[4]	185,301	96.10		7,715,763		695,610		7,474,822		—

Total			~~W~~	11,156,278	~~W~~	1,947,394	~~W~~	8,704,825	~~W~~	1,654,519

[1]	Gravity Interactive, LLC was established as a limited liability company on March 14, 2003, in the United States. It has issued no shares and changed its name into Gravity Interactive, Inc. as of January 1, 2006.

[2]	On February 5, 2005, RO Production Co., Ltd. changed its name into Gravity Entertainment Corp.

[3]	On April 1 and May 12, 2005, the Company acquired 40,908 and 72,546 shares, respectively.

[4]	On November 15 and December 9, 2005, the Company acquired 149,648 and 35,653 shares, respectively.
Valuation of Equity Method Investments
(in thousands of Korean won)

	2005
					Gain (loss)
					from equity			Cumulative
					method			translation
Investees	Beginning		Acquisition		investments			adjustment	Ending

Gravity Interactive, LLC.	~~W~~	454,552	~~W~~	—	~~W~~	206,432	~~W~~	(1,486)	~~W~~	659,498
Gravity Entertainment Corp.		1,199,967		—		(469,298)		(160,164)		570,505
Trigger Soft Corp.[5]		—		1,626,737		(2,478,308)		—		—
Neo Cyon, Inc.		—		7,715,763		(240,941)		—		7,474,822

Total	~~W~~	1,654,519	~~W~~	9,342,500	~~W~~	(2,982,115)	~~W~~	(161,650)	~~W~~	8,704,825

[5]	With respect to Trigger Soft Corp., the book value of this equity method investment became negative after reflecting the loss from equity method investment. The amount of ~~W~~851,571 thousand was recorded as bad debt allowance related to long-term loans receivable due from Trigger Soft Corp.

GRAVITY Co., Ltd
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

	2004
					Gain (loss)
					from equity					Cumulative
					method					translation
Investees	Beginning		Acquisition		investments		Dividend			adjustment	Ending

Gravity Interactive, LLC.	~~W~~	317,501	~~W~~	—	~~W~~	400,034	~~W~~	(197,400)	~~W~~	(65,583)	~~W~~	454,552
Gravity Entertainment Corp.		—		1,763,995		(521,215)		—		(42,813)		1,199,967

Total	~~W~~	317,501	~~W~~	1,763,995	~~W~~	(121,181)	~~W~~	(197,400)	~~W~~	(108,396)	~~W~~	1,654,519

Negative capital adjustment from equity method investments
(in thousands of Korean won)

	2005
Investees	Beginning		Increase		Decrease[6]		Ending

Gravity Interactive, LLC.	~~W~~	65,251	~~W~~	1,486	~~W~~	(18,353)	~~W~~	48,384
Gravity Entertainment Corp.		42,813		160,164		—		202,977

Total	~~W~~	108,064	~~W~~	161,650	~~W~~	(18,353)	~~W~~	251,361

[6]	Deferred income tax assets reflected to the shareholders’ equity.

	2004
Investees	Beginning		Increase		Decrease	Ending

Gravity Interactive, LLC.	~~W~~	(332)	~~W~~	65,583	—	~~W~~	65,251
Gravity Entertainment Corp.		—		42,813	—		42,813

Total	~~W~~	(332)	~~W~~	108,396	—	~~W~~	108,064

GRAVITY Co., Ltd
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
Differences between cost of investment and underlying book value

Changes in difference between cost of investment and underlying book value for the year ended December 31, 2005, are as follows:
(in thousands of Korean won)

						Amortization
						and
Investees	Beginning		Increase			impairment	Ending

Trigger Soft Corp.	~~W~~	—	~~W~~	1,787,492	~~W~~	(1,787,492)	~~W~~	—
Neo Cyon, Inc.		—		7,049,397		(243,125)		6,806,272

Total	~~W~~	—	~~W~~	8,836,889	~~W~~	(2,030,617)	~~W~~	6,806,272

Differences between cost of investment and underlying book value incurred in 2005 consist of intangible assets and goodwill. Amortization is computed using the straight-line method over three and five years for intangible assets and goodwill, respectively, and recorded as loss from equity method investments. Difference between cost of investment and underlying book value incurred in 2004 due to an additional purchase of Gravity Entertainment Corp. amounting to ~~W~~127,427 thousand was fully amortized in 2004.

The Company fully amortized its investments in Trigger Soft Corporation as loss from equity-method investment, since the investee has demonstrated poor business performance and its book value became negative. The Company also provided an allowance against its long-term loans receivable from the investee amounting to W852 million.

Elimination of unrealized gain

Unrealized gain of W21,166 thousand from sale of property and equipment from the Company to its subsidiary, Gravity Entertainment Corp., was fully eliminated in accordance with equity method accounting (Note 19).

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
Use of unaudited financial statements
The unaudited financial statements of Gravity Interactive LLC, Gravity Entertainment Corporation and Trigger Soft Corporation for the years ended December 31, 2005 and 2004, were used in the valuation of the said equity investments. The Company believes that any difference between the audited and unaudited financial statements will not be material.
Financial information of equity method investments

(in thousands of Korean won)	2005
							Net income
Investees	Assets		Liabilities		Revenue		(loss)
Gravity Interactive, LLC.	~~W~~	1,000,891	~~W~~	319,612	~~W~~	2,700,715	~~W~~	257,173
Gravity Entertainment Corp.		1,065,899		495,393		559,356		(486,091)
Trigger Soft Corp.		450,758		1,395,162		241,743		(1,703,229)
Neo Cyon, Inc.		2,501,015		1,805,405		3,480,375		20,049
7. Short-Term and Long-Term Loans Receivable
Short-term and long-term loans receivable of the Company as of December 31, 2005 and 2004, consist of the following:

(in thousands of Korean won)
	Annual Interest Rate
	(%)	2005		2004
Loans for employee housing	—	~~W~~	—	~~W~~	12,000
Loans to Gravity Interactive, LLC.	—		—		155,265
Loans to Trigger soft Corp.	9.0		1,050,000		—
Less : Bad debt allowance			(851,571)		—

			198,429		167,265
Less : Short-term portion	—		—		(121,599)

Long-term loans receivable		~~W~~	198,429	~~W~~	45,666

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
8. Property and Equipment
Changes in property and equipment as of December 31, 2005 and 2004, are as follows:

(in thousands of Korean won)
	2005
					Computer				Furniture
					and other				and		Leasehold
	Land		Buildings		Equipment		Vehicles		fixtures		improvements		Total
Beginning balances	~~W~~	5,953,902	~~W~~	2,201,076	~~W~~	3,448,092	~~W~~	94,506	~~W~~	326,795	~~W~~	725,036	~~W~~	12,749,407
Acquisition		—		—		4,848,821		244,416		1,322,586		499,260		6,915,083
Disposal and retirement		—		—		(41,200)		(13,307)		(268,770)		(76,327)		(399,604)
Depreciation		—		(55,841)		(2,213,354)		(72,698)		(226,852)		(740,677)		(3,309,422)
Transfer		(5,953,902)		(2,145,235)		—		—		—		—		(8,099,137)

	~~W~~	—	~~W~~	—	~~W~~	6,042,359	~~W~~	252,917	~~W~~	1,153,759	~~W~~	407,292	~~W~~	7,856,327

Accumulated depreciation	~~W~~	—	~~W~~	—	~~W~~	(3,664,153)	~~W~~	(93,066)	~~W~~	(98,708)	~~W~~	(17,708)	~~W~~	(3,873,635)

In 2005, the Company reclassified land and building to be disposed into investments in real properties. As of December 31, 2005, the value of the Company's land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately ~~W~~5,440 million.

(in thousands of Korean won)
	2004
					Computer				Furniture
					and other				and		Financial		Leasehold
	Land		Buildings		Equipment		Vehicles		fixtures		lease asset		improvements		Total
Beginning balances	~~W~~	—	~~W~~	—	~~W~~	2,190,715	~~W~~	126,770	~~W~~	326,992	~~W~~	496,427	~~W~~	856,453	~~W~~	3,997,357
Acquisition		5,953,902		2,233,629		1,633,761		—		92,358		—		68,100		9,981,750
Transfer		—		—		496,427		—		—		(496,427)		—		—
Disposal and retirement		—		—		(2,934)		—		—		—		—		(2,934)
Depreciation		—		(32,553)		(869,877)		(32,264)		(92,555)		—		(199,517)		(1,226,766)

	~~W~~	5,953,902	~~W~~	2,201,076	~~W~~	3,448,092	~~W~~	94,506	~~W~~	326,795	~~W~~	—	~~W~~	725,036	~~W~~	12,749,407

Accumulated depreciation	~~W~~	—	~~W~~	(32,553)	~~W~~	(1,638,402)	~~W~~	(66,815)	~~W~~	(190,497)	~~W~~	—	~~W~~	(317,949)	~~W~~	(2,246,216)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
9.Insurance
Property and equipment covered by insurance policies as of December 31, 2005 and 2004, are as follows:

(in thousands of Korean won)
				Amount Insured
Properties	Insurance Company	Type of Insurance		2005	2004
Buildings	Ssangyong Fire & Marine
	Insurance	Fire Insurance	~~W~~	1,681,000	~~W~~6,000,000
Furniture	Ssangyong Fire & Marine
and fixtures	Insurance	Fire Insurance		1,000,000	500,000
The Company maintains a natural gas accident insurance for the building with indemnities of ~~W~~60 million per person and ~~W~~ million per accident and an accident insurance in parking lot with indemnities of ~~W~~10 million per person, ~~W~~100 million per accident and ~~W~~75.5 million per vehicle damages. The Company also maintains accident insurance for officers and employees with Samsung Fire & Marine Insurance Co., Ltd.
In addition, the Company carries directors and officer’s liability insurance with indemnities of US $5 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.
10. Intangible Assets
Changes in intangible assets for the year ended December 31, 2005 and 2004, are as follows:

(in thousands of Korean won)
	2005
	Development
	costs		Software		Others[1]		Total
Beginning balance	~~W~~	1,194,094	~~W~~	3,160,982	~~W~~	80,466	~~W~~	4,435,542
Acquisition		83,943		1,216,369		6,133,952		7,434,264
Disposals		—		(1,957)		—		(1,957)
Amortization		(481,418)		(2,000,858)		(40,187)		(2,522,463)

Ending balance	~~W~~	796,619	~~W~~	2,374,536	~~W~~	6,174,231	~~W~~	9,345,386

Accumulated impairment	~~W~~	(16,541)	~~W~~	—	~~W~~	—	~~W~~	(16,541)

[1]	In 2005, the Company purchased and obtained the exclusive sales and operating rights to an online game, “Emile Chronicle Online”, from Gungho Online Entertainment, Inc. The costs related to the acquisition of “Emile Chronicle Online” were recorded as other intangible assets (Note 12).

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004

(in thousands of Korean won)
	2004
	Development
	costs		Software		Others[2]		Total
Beginning balance	~~W~~	225,583	~~W~~	1,458,256	~~W~~	75,833	~~W~~	1,759,672
Acquisition		1,110,984		2,460,418		34,733		3,606,135
Disposals		—		(101,250)		—		(101,250)
Amortization		(142,473)		(656,442)		(30,100)		(829,015)

Ending balance	~~W~~	1,194,094	~~W~~	3,160,982	~~W~~	80,466	~~W~~	4,435,542

Accumulated impairment	~~W~~	(16,541)	~~W~~	—	~~W~~	—	~~W~~	(16,541)

[2]	In 2003, the Company purchased and obtained the exclusive sales and operating rights to “R.O.S.E. Online”, an online game being developed by Trigger Soft Corp. In 2004, the development of the said online game was completed, and costs related to the acquisition of “R.O.S.E. Online” were recorded as development costs. “R.O.S.E. Online” was launched on January 20, 2005 (Note 12).
The amortization expenses of intangible assets for the years ended December 31, 2005 and 2004 are allocated into the following accounts:

(in thousands of Korean won)	2005		2004
Cost of sales	~~W~~	1,614,154	~~W~~	472,802
Selling and administrative expenses		376,438		151,340
Development costs		6,147		25,449
Research and development expenses		525,725		179,424

	~~W~~	2,522,464	~~W~~	829,015

Research and development expenses incurred in the years ended December 31, 2005 and 2004 amount to ~~W~~ 9,142,948 thousand (2004 : ~~W~~ 1,918,020 thousand).

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
11.Accrued Severance Benefits
Changes in accrued severance benefits for the years ended December 31, 2005 and 2004, are as follows:

(in thousands of Korean won)	2005		2004
Beginning	~~W~~	1,039,621	~~W~~	358,108
Payments of severance benefits		(2,207,787)		(125,623)
Provision for the year		1,168,166		807,136

		—		1,039,621
Less: Deposits to an insurance company		—		(222,583)

	~~W~~	—	~~W~~	817,038

The Company maintains a severance benefit guarantee policy with SK Life Insurance Co. which guarantees 21.4% of estimated severance benefit as of December 31, 2004, with the employees as beneficiaries.
In December 26, 2005, the Company created a defined contribution pension plan (“Plan”) in accordance with Employee Retirement Benefit Security Act and entered into a nonparticipating defined contribution insurance contract with Samsung Life Insurance. As a result, the Company paid the accrued severance benefit recorded per the existing retirement allowance regulation as contributions in a lump sum and expenses the defined contribution based on Plan from December 2005 salary and recorded as retirement benefits.
12. Commitments and Contingencies
Commitments
In February and April 2002, the Company entered into agreement with Sunny YNK, Inc. (Sunny YNK), granting the latter exclusive rights to distribute ‘RAGNAROK’ in the domestic market for three years from the date RAGNAROK’ was first launched commercially. In accordance with the agreement, the net sales that Sunny YNK earned from distributing ‘RAGNAROK’ were divided equally between the Company and Sunny YNK until the Company’s cumulative share totaled W7,000,000 thousand, after which the net sales were divided 80-20, in favor of the Company . The Company received a prepayment of W7,000,000 thousand which the Company accounted for as deferred income. The agreement expired on July 31, 2005.
The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product and has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets. In 2005, the Company generated 33% (2004: 31%) from the Gungho Online Entertainment, a Japanese licensee, 21% (2004: 25%) from Soft World International Corporation, a Taiwanese licensee, and 9% (2004: 19%) from Sunny YNK, a domestic licensee.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
The Company has contracts with its licensees to distribute and sell exclusively, RAGNAROK, earning 25% to 40% of sales from the online game. Revenue for the years ended December 31, 2005 and 2004, from the licensees are as follows:

(in thousands of Korean won)
		Revenue
Country	Licensee	2005		2004
Japan	Gungho Online Entertainment, Inc.[1]	~~W~~	16,492,724	~~W~~	18,355,870
Taiwan and HongKong	Soft-World International Corporation		10,121,084		14,642,509
Thailand	AsiaSoft International Co., Ltd.		4,933,216		5,503,785
Philippines	Level up Inc.		2,733,150		2,725,668
Others	Shanda/Shanghai pudong emp&exp Co.,Ltd. and others		5,031,628		5,898,068

		~~W~~	39,311,802	~~W~~	47,125,900

[1]	Asian Groove, Inc. exercises significant influence over Gungho Online Entertainment, Inc.
The Company has contracts for exclusive right of “R.O.S.E. Online” game distribution, sales and others with Faith Inc. in Japan, Level up Inc. in Philippines and Softstar Entertainment in Taiwan. The Company receives 22.5%~35% of sales incurred from “R.O.S.E. Online” game in accordance with each contract.
The Company purchased the on-line game, “R.O.S.E. Online”, developed by Trigger Soft Corp. Contract costs of ~~W~~ 200,000 thousand was paid in 2003, and ~~W~~ 500,000 thousand in 2004. Costs related to exclusive sales and operating rights for “R.O.S.E Online” were recorded as development costs. “R.O.S.E. Online” was launched on January 20, 2005.
The Company purchased the on-line game, “STYLIA Online” developed by Sonnori Co., Ltd. Of the total contract price of ~~W~~ 3,000,000 thousand, ~~W~~ 2,000,000 thousand was paid in 2005. Costs related to exclusive sales and operating rights for “STYLIA Online” were recorded as research and development expenses.
The Company purchased the on-line game, “TIME N TALES Online” developed by Ndoors Corp. Of the contract price of ~~W~~ 2,000,000 thousand, ~~W~~ 600,000 thousand was paid in 2005. Costs related to exclusive sales and operating rights for “TIME N TALES Online” were recorded as research and development expenses.
The Company purchased an online game, “Emile Chronicle Online”, developed by Gungho Online Entertainment, Inc. The costs related to the acquisition of “Emile Chronicle Online” were recorded as other intangible assets amounting to ~~W~~ 6,072,640 thousand (original amount of ~~Y~~ 700,000,000). In addition, the Company entered into an agreement for acquisition of licenses to distribute the games and to deliver the games through internet in Korea and other contries, except Japan.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
The Company entered into an agreement to invest in “Online Game Revolution Fund No.1 “ amounting to ~~Y~~ 1,000,000,000. The Company paid initial payment of ~~Y~~ 100,000,000 in 2005, recorded as an advance payment.
As of December 31, 2005, the Company has an agreement with Citibank Korea for foreign currency forward exchange contract up to the limit of US $5,000,000. There is no outstanding balance for the said contract as of December 31, 2005.
Litigation
As of December 31, 2005, the Company and all the officers are defendants in class-action complaints related to violation of certain provision of the Federal Securities Laws in the United States District Court in the Southern District of New York. The outcome of this lawsuit cannot yet be determined and ultimate financial effects cannot be estimated as of audit report date.
As of December 31, 2005, the Company is a dependent in three lawsuits claiming for damages. The aggregated amounts of claims amounted to approximately ~~W~~ 3,671 million. The outcome of these lawsuits cannot yet be determined and the ultimate financial effects cannot be estimated as of audit report date.
On January 23, 2006, the Company filed a suit against its former chairman and major shareholder, Mr. Jung Ryool Kim, for embezzlement. As the case is still pending, the Company cannot as yet ascertain the outcome and the ultimate effect on the financial statements. However, expenses of W4,087 million related to the former chairman’s irregularities were recorded in 2005 (Notes 23 and 24).

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
13. Capital Stock
The Company is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, the Company is authorized to issue non-voting preferred shares for up to 2 million shares.
As of December 31, 2005, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered. No non-voting preferred shares were issued or outstanding.
Movements in common stock for the years ended December 31, 2005 and 2004, are as follows:

(in thousands of Korean won, except number of shares)
	Number of shares			Paid in capital
	issued and	Common		in excess of
	outstanding	stock		par value
Balance, January 1, 2004	5,548,900	~~W~~	2,774,450	~~W~~	2,117,831
Change	—		—		—

Balance, December 31, 2004	5,548,900		2,774,450		2,117,831
Stock issuance[1]	1,400,000		700,000		71,137,242

Balance, December 31, 2005	6,948,900		3,474,450		73,255,073

[1]	On February 8, 2005, the Company issued 1,400,000 common shares and recorded paid in capital of ~~W~~ 71,137 million in excess of par value, net of issuance costs.
14. Capital Adjustments
Details of capital adjustments as of December 31, 2005 and 2004, are as follows:

(in thousands of Korean won)	2005		2004
Losses from valuation of available-for-sale securities	~~W~~	—	~~W~~	(3,687)
Negative capital adjustment from equity method investments (Note 6)		(251,362)		(108,064)
Stock options (Note 15)		1,632,516		9,099

	~~W~~	1,381,154	~~W~~	(102,652)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
15. Stock Based Compensation
The Company may grant options for the purchase of the Company’s shares to the officers and employees who have contributed or are qualified to contribute to the Company’s establishment, management, overseas business and technical innovation. As of December 31, 2005, the details of the Company’s stock option granted to the officers and employees are as follows:

Stocks to be issued by stock options	: Common stocks
Grant method	: New issuance of common stocks or treasury stocks
Number of common shares to be issued
in the exercise[1]	: 197,400 shares
Exercise price[2]	: ~~W~~55,431 per share (25,000 shares)
~~W~~45,431 per share (172,400 shares)
Grant date	: December 24, 2004
Authorization	: Shareholders’ meeting

[1]	In 2005, stock options of 73,600 shares were cancelled due to the retirement of the officers and employees.

[2]	At the date of stock option grant, the original exercise price for officers and employees were ~~W~~ 80,000 and ~~W~~ 70,000, respectively. In February 2005, in accordance with the terms of the stock option granted, the exercise prices for the outstanding options were adjusted to the IPO price for officers, and to the IPO price minus ~~W~~ 10,000 for employees.
Stock options can be exercisable after two years from the stock option grant. The exercisable periods are as follows:

Exercisable period	Exercisable stock options
December 24, 2006 ~ December 23, 2007	25% (49,350 shares)
December 24, 2007 ~ December 23, 2008	25% (49,350 shares)
December 24, 2008 ~ December 23, 2009	25% (49,350 shares)
December 24, 2009 ~ December 23, 2010	25% (49,350 shares)

Total	100% (197,400 shares)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
Compensation costs recognized for the years ended December 31, 2005 and 2004 and future compensation costs to be recognized related to the above stock options are as follows:
(in thousands of Korean Won, except exercise price)

	Officer		Employee		Total
Exercise price	~~W~~	55,431	~~W~~	45,431

Compensation costs recognized in 2004	~~W~~	1,402	~~W~~	7,698	~~W~~	9,100
Compensation costs recognized in 2005		179,192		1,444,225		1,623,417
Future compensation costs		421,471		3,286,540		3,708,011

Total compensation costs	~~W~~	602,065	~~W~~	4,738,463	~~W~~	5,340,528

The fair value of the options was estimated by using the Black-Scholes option pricing model. Assumptions used to determine compensation costs under the fair value method are as follows:

Expected exercise period (in years)	2.5	3.5	4.5	5.5
Risk-free interest rate	3.43%	3.43%	3.66%	3.66%
Volatility of the underlying stock price	40.3%	53.1%	59.1%	57.7%
Expected dividend rate [3]	0.0%	0.0%	0.0%	0.0%

[3]	0% was assumed due to uncertainty of the dividend plan.
As permitted by the Korean Accounting Standards, the Interpretation No. 39-35, Accounting for Stock Compensation, the Company recalculated the compensation costs with the changed assumption, risk-free rate and volatility of the underlying stock price based on the initial public offering at the NASDAQ in the United States.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
16. Selling and Administrative Expenses
     Selling and administrative expenses for the years ended December 31, 2005 and 2004, are as follows:
     (in thousands of Korean won)

	2005		2004
Commissions	~~W~~	9,889,725	~~W~~	5,277,407
Research and development expenses		9,142,948		1,918,020
Advertising expenses		5,957,799		3,809,513
Salaries		5,048,385		2,653,865
Taxes and dues		1,387,032		127,653
Depreciation		1,125,238		312,049
Employee benefits		720,630		431,502
Stock compensation costs (Note 15)		626,394		3,740
Rent		624,623		440,026
Transportation expenses		532,883		246,346
Provision for severance benefits		530,379		328,295
Amortization		376,437		151,340
Insurance premium		251,564		6,928
Freights		23,911		16,543
Miscellaneous		706,138		353,629

	~~W~~	36,944,086	~~W~~	16,076,856

17. Income Taxes
     Income tax expense (benefit) for the years ended December 31, 2005 and 2004, consists of the following:
     (in thousands of Korean won)

	2005		2004
Current income tax	~~W~~	5,100,795	~~W~~	6,251,053
Changes in deferred tax assets from
temporary differences[1]		(252,677)		(3,455)
Changes in deferred tax assets from tax credits[2]		(5,508,047)		(1,270,360)
Income taxes reflected in the shareholders’ equity[3]		18,353		—

Income tax expense (benefit)	~~W~~	(641,576)	~~W~~	4,977,238

[1]	Effect of temporary difference in income taxes

	2005		2004
Deferred tax assets from temporary differences at
End of year	~~W~~	470,858	~~W~~	218,181
Beginning of year		218,181		214,726

Changes	~~W~~	(252,677)	~~W~~	(3,455)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
2 Effect of tax credit in income taxes

	2005		2004
Deferred tax assets from tax credit at
End of year	~~W~~	7,361,069	~~W~~	1,853,022
Beginning of year		1,853,022		582,662

Changes	~~W~~	(5,508,047)	~~W~~	(1,270,360)

[3]	In accordance with SKFAS No. 16, Deferred Income Taxes, which became effective on January 1, 2005, deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity account. As a result of this change, both the amount of capital adjustments and deferred income tax assets as of December 31, 2005 were ~~W~~18,353 thousand more than that what would have been reported using the previous accounting standards. This change had no effect on the net loss.
     Reconciliation between taxable income and income (loss) before income tax for the years ended December 31, 2005 and 2004, are as follows:
     (in thousands of Korean won)

	2005		2004
Income (loss) before income tax expense	~~W~~	(4,092,701)	~~W~~	34,135,782

Non-temporary differences
Meals and entertainment		125,853		2,670
Imputed interest		669,712		672,433
Compensation expenses associated with stock options		1,623,417		9,100
Negative capital adjustment from equity method investments		(157,863)		(114,641)
Retained earnings		1,657,664		(1,144,890)
Others		100,274		151,143

		4,019,057		(424,185)

Temporary differences
Property and equipment		18,347		(14,993)
Intangible assets		816,254		—
Equity method investments		2,292,193		410,823
Accrued severance benefits		(401,190)		257,691
Accrued expenses		2,337,071		—
Long-term loans receivable		851,571		—
Others		(545,535)		254,891

		5,368,711		908,412

Taxable income	~~W~~	5,295,067	~~W~~	34,620,009

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
     Details of temporary differences and changes in deferred tax assets for the year ended December 31, 2005, are as follows:
(in thousands of Korean won)

	Beginning		Change		Ending
Accrued income	~~W~~	(70,341)	~~W~~	(520,086)	~~W~~	(590,427)
Property and equipment		18,252		(1,033,927)		(1,015,675)
Intangible assets		152,880		816,254		969,134
Equity method investments		51,196		2,130,543		2,181,739
Investment assets		776,700		—		776,700
Accrued expenses		—		2,337,071		2,337,071
Accrued severance benefits		401,190		(401,190)		—
Long-term loans receivable		—		851,571		851,571
Others		3,787		1,026,825		1,030,612

		1,333,664		5,207,061		6,540,725
Deferred tax effects reflected in the shareholders’ equity [4]		114,309		161,650		275,959

	~~W~~	1,447,973	~~W~~	5,368,711	~~W~~	6,816,684

Current deferred income tax assets from temporary differences	~~W~~	—	~~W~~	237,185	~~W~~	237,185
Non-current deferred income tax assets from temporary differences		375,006		936,387		1,311,393
Deduction[5]		(156,825)		(920,895)		(1,077,720)
Current deferred income tax assets from tax credit		—		1,594,310		1,594,310
Non-current deferred income tax assets from tax credit		1,853,022		3,913,737		5,766,759

Deferred income tax assets	~~W~~	2,071,203	~~W~~	5,760,724	~~W~~	7,831,927

[4]	Deduction consists of negative capital adjustment from equity method investments.

[5]	The Company recognized deferred tax assets as the Company believe these will be realized in the foreseeable future. However, the Company did not recognize the income tax effect of a ~~W~~1,078 million non-current temporary difference resulting from equity method investments as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from the equity method investments in foreseeable future.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
In 2006, the statutory income tax rate, applicable to the Company is a reduced tax rate of 13.75%, which is 50% of the statutory tax rate and applied to certain designated venture companies. In 2007, the Company will be entitled to a special tax exemption of 10% in corporate income tax rate by virtue of being a small and medium sized company. Accordingly, deferred income tax assets as of December 31, 2005, were calculated based on the rate of 13.75%, 24.75% and 27.50% for the amounts expected to be realized during the fiscal years 2006, 2007 and 2008 and thereafter, respectively.
Calculation of the effective tax rate for 2005 and 2004, are as follows:
(in thousands of Korean won)

	2005		2004
Income (loss) before income tax	~~W~~	(4,092,701)	~~W~~	34,135,782
Income tax expenses (benefits)		(641,576)		4,977,238

Effective tax rate		15.68%		14.58%

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
18. Basic Earnings (Loss) per Share and Basic Ordinary Earnings (Loss) per Share
Basic earnings (loss) per share is computed by dividing net income (loss) allocated to common stock by the weighted average number of common shares outstanding during the year. Basic ordinary earnings (loss) per share is computed by dividing ordinary earnings (loss) allocated to common stock, which is net income (loss) allocated to common stocks as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted average number of common shares outstanding during the year.
Weighted average number of common shares outstanding
The weighted average number of common shares outstanding for the years ended December 31, 2005 and 2004, are calculated as follows :

			Number of	Weighted average
	Number		Days	number of shares
Common stock	of Shares	Period	outstanding	2005	2004
January 1, 2004	5,548,900	2004.1.1~2004.12.31	366	—	2,030,897,400
January 1, 2005	5,548,900	2005.1.1~2005.12.31	365	2,025,348,500	—
Increase in paid- in- capital in 2005	1,400,000	2005.2.8~2005.12.31	327	457,800,000	—

				2,483,148,500	2,030,897,400

Weighted average number	:	2005	:	2,483,148,500	÷	365 =	6,803,147 shares
of common shares outstanding		2004	:	2,030,897,400	÷	366 =	5,548,900 shares
     Basic Earnings (Loss) per share
Basic earnings (loss) per share and ordinary earnings (loss) per share for the years ended December 31, 2005 and 2004, are calculated as follows:
(in Korean won)

	2005		2004
Net income (loss)	~~W~~	(3,451,125,174)	~~W~~	29,158,543,806
Weighted average number of shares issued and outstanding		6,803,147		5,548,900

Basic earnings (loss) per share	~~W~~	(507)	~~W~~	5,255

Since there were no extraordinary gains or loss, basic ordinary earnings (loss) per share is identical to the basic earnings (loss) per share.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
19. Related Party Transactions
Significant transactions, which occurred in the ordinary course of business with related companies for the years ended December 31, 2005 and 2004, and the related account balances outstanding as of December 31, 2005 and 2004, are as follows:
(in thousands of Korean won)

	Sales				Purchase
	2005		2004		2005		2004
Gravity Interactive, LLC.	~~W~~	7,589	~~W~~	17,741	~~W~~	—	~~W~~	—
Rople-net Co., Ltd.[1]		—		—		—		53,457
Rhoceo Co., Ltd.[1]		—		—		200,000		—
Jung Ryool Kim[2]		—		—		622,691		792,931
Gravity Entertainment Corp.		33,758		49,414		—		—
Trigger Soft Corp.		34,890		—		144,702		—
Animation committee		54,953		—		—		—

Total	~~W~~	131,190	~~W~~	67,155	~~W~~	967,393	~~W~~	846,388

[1]	Rople-net Co., Ltd. was a subsidiary of Rhoceo Co., Ltd., which was, in turn, under the control of the former chairman. Both companies ceased to be related parties on August 30, 2005.

[2]	Represents rental expense in accordance with an agreement between the Company and the former chairman, Mr. Kim, who was regarded as a related party until August 30, 2005, the date of equity transfer (Note 1).
(in thousands of Korean won)

	Receivables				Payables
	2005		2004		2005		2004
Gravity Interactive, LLC.	~~W~~	—	~~W~~	155,265	~~W~~	—	~~W~~	—
Jung Ryool Kim[3]		3,540,502		11,282,139		—		—
Gravity Entertainment Corp.		1,897		31,482		663,245		552,986
Trigger Soft Corp.		1,317,742		—		166,751		—
Neo Cyon, Inc.		—		—		208,045		—
Animation Production Committee		3,808		—		—		—

Total	~~W~~	4,863,949	~~W~~	11,468,886	~~W~~	1,038,041	~~W~~	552,986

[3]	As of December 31, 2004, the receivables have included the amount due from the former chairman amounting to ~~W~~7,482,139 thousand as discussed in Note 23 to the accompanying financial statements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
20. Monetary Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2005 and 2004, are summarized as follows:
(in thousands of Korean won)

	2005				2004
	Foreign		Korean		Korean
	currency		won		won
Assets
Cash and cash equivalents	US$	1,522,298	~~W~~	1,542,088	~~W~~	364,892
	JPY	123,169,853		1,059,138		200,316
	EUR	1		1		41,848

				2,601,227		607,056

Short-term financial instruments	US$	1,787,284		1,810,519		—

Trade accounts receivable	US$	1,812,637		1,836,201		3,310,321
	JPY	145,168,297		1,248,505		1,631,402
	EUR	71,373		85,658		107,294
	AUD	76,036		56,563		23,133
	PHP	756,787		14,470		14,076
	THB	—		—		18,827

				3,241,397		5,105,053

Other receivables	US$	8,329		8,438		—
Short-term loans receivable	US$	—		—		109,599
Long-term loans receivable	US$	—		—		45,666

			~~W~~	7,661,581	~~W~~	5,867,374

Liabilities
Accounts payable	US$	3,301,237	~~W~~	3,344,153		1,309,325
	JPY	17,046,475		146,606		398,655
	EUR	10,440		12,530		24,568
	AUD	14,528		10,808		4,624

				3,514,097		1,737,172
Other long-term payables	US$	—		—		562,996

			~~W~~	3,514,097	~~W~~	2,300,168

The Company recognized gain on foreign currency translation of ~~W~~62,544 thousand in 2005 (2004 : ~~W~~97,452 thousand) and loss on foreign currency translation of ~~W~~84,490 thousand in 2005 (2004 : ~~W~~146,784 thousand) related to the above foreign currency denominated assets and liabilities.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
21. Value Added Information
Details of accounts included in the computation of value added for the years ended December 31, 2005 and 2004, are as follows:
(in thousands of Korean won)

	2005		2004
Salaries	~~W~~	14,684,155	~~W~~	7,923,853
Provision for severance benefits		1,168,166		807,136
Employee benefits		1,206,919		684,840
Rent		1,071,408		882,431
Depreciation and amortization		5,831,885		2,055,781
Taxes and dues		1,707,856		291,655

	~~W~~	25,670,389	~~W~~	12,645,696

22. Supplemental Cash Flow Information
Significant transactions not affecting cash flows for the years ended December 31, 2005 and 2004, are as follows:
(in thousands of Korean won)

	2005		2004
Reclassification of land and buildings to investments in real properties	~~W~~	8,099,137	~~W~~	—
Current maturity of long-term due from former chairman		—		7,482,139
Reclassification of capital lease to equipment		—		603,359
Reclassification of advanced payments to development cost		—		200,000
23. Embezzlement of the Former Chairman
The Company discovered an embezzlement of funds by the former chairman and major shareholder, Mr. Jung Ryool Kim, involving the Company’s license fees and royalties during a financial investigation carried out after a change in the major shareholders on August 30, 2005. The embezzlement was reflected as a restatement in the December 31, 2004 financial statements (Note 24). In 2005, Mr. Kim returned an amount of W7,825 million to the Company. A suit, pending as of report date, has been filed against Mr. Kim (Note 12).

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
24. Restatement of Prior Period Financial Statements
As discussed in Note 23 to the non-consolidated financial statements, the Company restated its financial statements as of and for the year ended December 31, 2004 to reflect the embezzlement by Mr. Jung Ryool Kim of certain license fees, and royalties of the Company.
Effective February 8, 2005, upon its initial public offering on the NASDAQ National Market in the United States, the Company changed its depreciation method for property and equipment, except for buildings from the declining-balance method to the straight-line method in order to reconcile accounting policy in generally accepted in the Republic of Korea with that in the United States. The Company restated its financial statements as of and for the years ended December 31, 2002, 2003 and 2004 to reflect this change. As a result of the restatement, depreciation expenses decreased by approximately ~~W~~233 million, ~~W~~767 million and ~~W~~572 million for the years ended December 31, 2002, 2003 and 2004, respectively.
The financial statements of the Company as of and for the year ended December 31, 2004, presented herein for comparative purposes, were restated to reflect the above changes, as follows:
(in millions of Korean won, except per share data)

	2004
			Changes
			Embezzle-		Change of
	Before		ment and		depreciation				After
	restatement		others		method		Total		restatement
Revenues	~~W~~	58,223	~~W~~	672	~~W~~	—	~~W~~	672	~~W~~	58,895
Cost of sales and Selling and administrative expenses		(24,659)		(417)		572		155		(24,504)
Non-operating expense, net		(247)		(8)		—		(8)		(255)

Ordinary income		33,317		247		572		819		34,136
Income tax expense		(3,328)		(1,649)		—		(1,649)		(4,977)

Net income	~~W~~	29,989	~~W~~	(1,402)	~~W~~	572	~~W~~	(830)	~~W~~	29,159

Earnings per share	~~W~~	5,405	~~W~~	(253)	~~W~~	103	~~W~~	(150)	~~W~~	5,255

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
     (in millions of Korean won, except per share data)

	2003
			Changes
			Embezzle-		Change of
	Before		ment and		depriciation				After
	restatement		others		method		Total		restatement
Revenues	~~W~~	37,035	~~W~~	6,931	~~W~~	—	~~W~~	6,931	~~W~~	43,966
Cost of sales and Selling and administrative expenses		(18,920)		(738)		767		29		(18,891)
Non-operating expense, net		(58)		(353)		—		(353)		(411)

Ordinary income		18,057		5,840		767		6,607		24,664
Income tax expense		(3,419)		(951)		—		(951)		(4,370)

Net income	~~W~~	14,638	~~W~~	4,889	~~W~~	767	~~W~~	5,656	~~W~~	20,294

Earnings per share	~~W~~	2,853	~~W~~	953	~~W~~	149	~~W~~	1,102	~~W~~	3,955

     (in millions of Korean won, except per share data)

	2002
			Changes
			Embezzle-		Change of
	Before		ment and		depriciation				After
	restatement		others		method		Total		restatement
Revenues	~~W~~	7,260	~~W~~	(546)	~~W~~	—	~~W~~	(546)	~~W~~	6,714
Cost of sales and Selling and administrative expenses		(8,099)		284		233		517		(7,582)
Non-operating income, net		138		3		—		3		141

Ordinary loss		(701)		(259)		233		(26)		(727)
Income tax expense		—		—		—		—		—

Net loss	~~W~~	(701)	~~W~~	(259)	~~W~~	233	~~W~~	(26)	~~W~~	(727)

Loss per share	~~W~~	(209)	~~W~~	(77)	~~W~~	69	~~W~~	(8)	~~W~~	(217)

25. Approval of Financial Statements
     The non-consolidated financial statements are approved by the Board of Directors on March 24, 2006.
26. Reclassification of prior year financial statement presentation
Certain amounts in the financial statements as of and for the year ended December 31, 2004, have been reclassified to conform to the December 31, 2005 financial statement presentation. These reclassifications have no effect on previously reported net income or shareholders’ equity.

Report on the Review of Internal Accounting Control System
To the President of
GRAVITY Co., Ltd.
We have reviewed the management’s report on the operations of the internal accounting control system (“IACS”) of GRAVITY Co., Ltd. (the “Company”) as of December 31, 2005. In accordance with Article 2-2 of the Act on External Audit for Stock Companies (the “External Audit Law”) of the Republic of Korea, the Company’s management is responsible for reporting on the design and operations of its IACS (“IACS report”). Our responsibility is to review the management’s IACS report and issue a report based on our review.
We conducted our review in accordance with Article 2-3 of the External Audit Law. Our review included inquiries of management and employees, inspection of related documents and checking of the operations of the Company’s IACS. We did not perform an audit of the Company’s IACS and accordingly, we do not express an audit opinion.
Based on our review, we noted the following material weaknesses in the design or operations of the Company’s IACS under Article 2-2 of the External Audit Law as of December 31, 2005.
(1) Weakness in the control over the revenue recognition of online game revenues to ensure the completeness of contracts with overseas customers, pertinence of contract conditions and the accuracy of monthly sales records, and the procedure to prevent possible embezzlement upon the collection of the outstanding sales amount.
(2) Lack of efficient risk assessment process and real-time monitory system to detect errors and frauds over the financial statements, and effective anti-fraud program to prevent fraud such as code of conduct and whistleblow system.
(3) Weakness in controls over access to programs and data, computer operations, program changes and program development for IT systems including accounting and billing system.
This report applies to the Company’s IACS in existence as of December 31, 2005. We did not review the Company’s IACS after December 31, 2005. This report has been prepared for Korean regulatory purposes pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

As this report is based on Interim Guidelines on Auditors’ Review and Report on Management’s IACS Report issued by the Korean Audit Standards Committee on March 29, 2005, they apply only from that date until the date the Final Standards for Management’s IACS Report, and the Final Standards for Auditors’ Review and Report on Management’s IACS Report become effective. A review based on the final standards may have different results and accordingly, the content of any updated report may be different.
Samil PricewaterhouseCoopers
March 24, 2006
Notice to Readers
This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2005, and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.